Filed by Fresenius Kabi Pharmaceuticals Holding, LLC
pursuant to Rule 425 under the Securities Act of 1933

Subject Company:  APP Pharmaceuticals, Inc.
Commission File No.: 333-152690

11.08.2008
Bad Homburg v.d.H.

Substantial oversubscription in first phase of syndication of US$ 2,400 million Senior Secured Credit Facilities

As a further component of the acquisition financing of APP Pharmaceuticals, Inc., US$ 2,400 million Senior Secured Credit Facilities were successfully offered in a first phase of syndication. Thereof, US$ 1,900 million will be used for the purchase price, the refinancing of APP’s existing debt, transaction fees and expenses. US$ 500 million will be available for general corporate purposes, including ongoing working capital requirements. The US$ 650 million revolving facilities and the US$ 900 million Term Loan A have a tenor of 5 years, the US$ 850 million Term Loan B of 6 years.

20 of Fresenius’ key relationship banks from Europe, North America and Japan, acting as Mandated Lead Arrangers and Joint Lead Arrangers, have provided strong commitments. Therefore, the target amount has been substantially oversubscribed. Following review of customary documentation, the first phase of syndication is expected to close on August 20, 2008. The general syndication to the broad bank market in Europe and the US will be launched in early September.

The total funded debt financing for the APP transaction was already fully underwritten by the three Senior Mandated Lead Arrangers Deutsche Bank (Global Co-ordinator), Credit Suisse and JP Morgan at the time of announcement of the acquisition.

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About Fresenius SE
Fresenius is a health care group with international operations, providing products and services for dialysis, hospital and outpatient medical care. In 2007, group sales were approx. € 11.4 billion. On June 30, 2008 the Fresenius Group had 117,453 employees worldwide.

For more information visit the Company’s website at www.fresenius.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Future results could differ materially from those described in these forward-looking statements due to certain factors, e.g. changes in business, economic and competitive conditions, regulatory reforms, results of clinical trials, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. Fresenius does not undertake any responsibility to update the forward-looking statements in this release.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

In connection with the proposed merger, on August 1, 2008, Fresenius Kabi Pharmaceuticals Holding, LLC and APP filed relevant materials with the SEC, including a registration statement that contains a joint prospectus and information statement. Investors and security holders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and security holders may obtain these documents free of charge at the SEC's website at www.sec.gov. Investors and security holders are urged to read the joint information statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed merger.

Board of Management: Dr. Ulf M. Schneider (President and CEO), Rainer Baule, Dr. Francesco De Meo, Dr. Jürgen Götz, Dr. Ben Lipps, Stephan Sturm, Dr. Ernst Wastler
Supervisory Board: Dr. Gerd Krick (Chairman)
Registered Office: Bad Homburg, Germany/Commercial Register No. HRB 10660